FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of November 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




10 November 2004

                     COLT DELIVERS NEXT STAGE OF INNOVATION
                      WITH HIGH SPEED LAN-TO-LAN SERVICES

New European firsts with ultra-high speed switched Ethernet and IP-over-Ethernet

In line with COLT's commitment to deliver innovative services, outlined in its 'Future in Focus' strategic direction, COLT today (10 November 2004) strengthened its lead in Ethernet networking with three new services that support LAN-to-LAN connectivity across Europe more simply and cost effectively than previously possible.

COLT is first in Europe to offer a meshed Ethernet VPN; an ultra-high speed, feature-rich IP-over-Ethernet service and a hub & spoke solution that extends across cities and countries. These services would not be possible without the extensive, modern fibre network, including last-mile access to the building, which COLT operates across Europe's 32 key business centres.

COLT believes that it is only through developments in Ethernet that the telecoms industry can respond to customers' needs for on-demand applications, data back-up and consolidation of multiple networks. With its ability to facilitate bandwidth upgrades in days rather than weeks, Ethernet is able to link office networks and related data centre facilities together simply and seamlessly in a virtual local area network (LAN) environment - liberating businesses from geographical constraints and providing affordable bandwidth on-demand to support their growing business.

By creating services that put Ethernet at the core of the communications infrastructure, COLT is challenging the more traditional, more expensive, high maintenance wide area networking (WAN) services such as wide leased lines, ATM and frame relay. COLT believes that Ethernet will also relegate IP VPN to a supporting role, serving branch sites, with low bandwidth requirements, in disparate places.

Gartner forecasts business Ethernet services in Western Europe to grow by an average of 48% per year over the next four years as businesses extend their operations and focus on improving business efficiency and risk management.

"Enterprises are looking for more bandwidth to accommodate a general growth in data traffic growth and the convergence of voice and video," explains Neil Rickard, Research VP. "Ethernet offers a cost effective, simple, scalable and flexible solution to meet this demand. Indeed, we see Ethernet as being an important enabler of new IT models such as utility computing, applications services and business process outsourcing."

While it has been possible to extend the speed and simplicity of Ethernet technology into the wide area network on a point-to-point basis, today's announcement makes Ethernet technology available in a virtual network topology, modified quickly and easily to accommodate the addition of new operations, applications and related sites such as data centres.

COLT Switched Ethernet VPN:

Europe's first Switched Ethernet VPN, this service interconnects multiple sites providing any-to-any connectivity over a virtual private network across Europe. With burstable speeds of 300 and 600Mbps to 1Gbps, the service is ideal for connecting large offices and data centres.

COLT Switched Gigabit IP:

Europe's first Gigabit IP over Ethernet service, this managed solution provides routing and managed network features connecting head offices and data centres into a corporate network. It complements an IP VPN by providing a high speed backbone in a very cost effective way on a per megabit per second basis.

COLT LANLink Hub and Spoke:

This point-to-multi-point service combines with COLT's LANLink point-to-point service, aggregating metro, national or international network connections into a single Ethernet hub, at speeds of between 2 to 100Mbps in the spoke and 100Mbps or 1Gbps in the hub. Launched in September, several customers are already benefiting from this advanced technology.

"COLT has leveraged its best-in-class network to create a virtual LAN environment, freeing our customers from the geographical constraints imposed upon them by traditional network technologies," explained Paul David, managing director, products and innovation, COLT. "By extending this simple but effective networking protocol across the wide area, we are able to offer our customers almost unlimited, but affordable, bandwidth on demand so that they can consolidate their networks, establish improved data back-up facilities and centralise their data centres for serving multiple sites, as their business requires."

These services further strengthen COLT's lead in European Ethernet networking. COLT's Ethernet portfolio, made possible because of the breadth and depth of COLT's 32-MAN fibre network and last-mile access, now spans all topologies within a range of bandwidths. COLT's Ethernet portfolio connects directly into its 11 data centres around Europe, giving customers access to the facilities as part of their virtual LAN. The portfolio complements COLT's other services such as IP VPN for connecting disparate sites, based outside the COLT network.

About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services and solutions. The company owns an integrated 20,000 kilometre network that directly connects approximately 10,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.

For Investor enquiries:

John Doherty
Director Corporate Communications
Tel: +44 (0) 20 7390 3681
Email:  jdoherty@colt-telecom.com

For Media enquiries :

Gill Maclean
Head of Corporate Communications
Tel: +44 (0) 20 7863 5314
Email: gill.maclean@colt-telecom.com

Joanna Lane
Pleon UK (for COLT Telecom)
Tel: + 44 (0) 207 298 7053
Email: jlane@pleon.com

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 10 November 2004                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary